JEFFREY R. VETTER	June 12, 2018	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French
Heather Percival

Re:	Bloom Energy Corporation
Amendment No. 10 to
Draft Registration Statement on Form S-1
Submitted May 18, 2018
CIK No. 0001664703

Ladies and Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith the Registration Statement on Form S-1 (CIK No. 0001664703) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 31, 2018 (the “Letter”) regarding the Company’s Confidential Submission No. 11 to the Registration Statement on Form S-1 confidentially submitted to the Commission on May 18, 2018. The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Risk Factors, page 20

1.	Please respond to that portion of prior comment 4 that asked you to disclose any material risks that your multi-class structure could render your shares ineligible for certain stock market indices, adversely affecting share price and liquidity.

The Company acknowledges the Staff’s comment and advises the Staff that the Company added additional disclosure on page 45.

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2018

2.	Your response to prior comment 7 appears to address only covenants related to PPA II. If those are the only material covenants that generate the covenant risks that you mention on pages 38 and 39, please revise to clarify. Otherwise, please tell us how investors have sufficient information from your disclosure to evaluate the risks.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on pages 39 to 41 to reference only the material covenants specifically.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

3.	We note your response to prior comment 6. Please disclose the extent of cost reductions assumed in your existing contracts given your disclosure in the second risk factor on page 31 and your disclosure in the last two sentences of the first paragraph on page 132.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 134 to indicate that the Company anticipates that it will be able to continue its historical rate of cost reduction in the future. However, given the long-term nature of the Company’s contracts and the variability in the cost of energy in the markets the Company currently serves and plans to enter, it is not possible to specify a uniform rate at which the Company will be able to reduce costs.

PPA IIIb, page 84

4.	Please reconcile your disclosure that your obligation is uncapped under the quarterly output guarantee with your added disclosure that your remaining potential liability is approximately $5.4 million under the quarterly output guarantee.

The Company acknowledges the Staff’s comment and advises the Staff the Company has revised its disclosure on page 87 to clarify that the quarterly output guarantee is uncapped.

Delivery and Installation of Our Product, page 88

5.	Please update your disclosure to include backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year. See Regulation S-K Item 101(c)(1)(viii) and comment 1 in our letter to you dated February 2, 2018.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on pages 2, 24, 72 and 91 to show backlog orders as of March 31, 2018 and also as of March 31, 2017, where applicable.

Related Party Transactions, page 176

6.	Please provide us your analysis of whether Regulation S-K Item 601 requires that you file the PPA-related agreements to which related persons as defined in Regulation S-K Item 404 are parties.

The Company acknowledges the Staff’s comment and advises the Staff that Regulation S-K Item 601 does not specifically require a registrant to file all agreements involving related persons (as defined in Regulation S-K Item 404). Entities controlled by Alberta Investment Management Corporation, or AIMCo, are party to three agreements relating to PPA IIIa, and these are the only PPA-related agreements to which related persons are parties. The Company acknowledges that Item 601(10)(ii)(A) generally requires registrants to file any contracts to which security holders named in the registrant statement are parties; however, Item 601(10)(ii) explicitly exempts agreements “where immaterial in amount or significance” from the filing requirement.

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2018

In assessing the materiality of its PPA entities and related financing contracts, the Company considers a variety of factors, including the revenue generated from the applicable entity, the debt and operating costs associated with the applicable entity, and the percentage of the Company’s total installed base represented by the applicable entity. PPA IIIa does not represent more than 10% of the Company’s revenue, debt, operating costs or installed base in any recent period, and the Company’s total payments to AIMCo, which are disclosed in the Registration Statement, are not material to the Company. For example, the Company’s repayment of debt to AIMCo totaled $1.0 million, $0.9 million, and $0.3 million in 2016, 2017, and the three months ended March 31, 2018, respectively, compared to $32.2 million, $20.5 million, and $4.5 million of the Company’s total repayment of debt over the same periods, respectively. This accounted for approximately 3.1%, 4.4%, and 6.7% of the Company’s total debt repayment in 2016, 2017, and the three months ended March 31, 2018, respectively.

In light of the immateriality of PPA IIIa to the Company’s business as a whole, and the immateriality of the Company’s indebtedness held by AIMCo under the PPA IIIa agreements, the Company does not consider the PPA IIIa agreements involving AIMCo to be material agreements falling within the filing requirement of Regulation S-K Item 601.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq.
Michael Shaw, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.